GREATAMERICAN INSURANCE GROUP Administrative Offices 580 Walnut Street Cincinnati, Ohio 45202 Tel: 1-513-369-5000	AGENT COPY 559-46-40 - 04 REVISED

INVESTMENT COMPANY BOND
GREAT AMERICAN INSURANCE COMPANY
(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS Bond No. 559-46-40 - 04

Item 1.	Name of Insured (herein called Insured): iShares Trust & iShares, Inc. Principal Address: 400 Howard Street San Francisco, CA 94105

Item 2.	Bond Period from 12:01 a.m. 06/30/2009 to 12:01 a.m. 11/01/2010 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability - Subject to Sections 9, 10 and 12 hereof, Amount applicable to	Limit of Liability	Deductible
	Insuring Agreement (A)-FIDELITY	$15,000,000	$250,000
	Insuring Agreement (B)-ON PREMISES	$15,000,000	$250,000
	Insuring Agreement (C)-1N TRANSIT	$15,000,000	$250,000
	Insuring Agreement (D)-FORGERY OR ALTERATION	$15,000,000	$250,000
	Insuring Agreement (E)-SECURITIES	$15,000,000	$250,000
	Insuring Agreement (F)-COUNTERFEIT CURRENCY	$15,000,000	$250,000
	Insuring Agreement (G)-STOP PAYMENT	$ 100,000	$ 5,000
	Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$ 100,000	$ 5,000
	Insuring Agreement (I)-AUDIT EXPENSE	$ 100,000	$ 5,000
	Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS	$15,000,000	$250,000
	Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	$ 100,000	$ 5,000
	Optional Insuring Agreements and Coverages
	Insuring Agreement (L)-COMPUTER SYSTEMS	$15,000,000	$250,000
	Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS	$15,000,000	$250,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.
Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto: Rider No. 1, 2, 3, 4, 5, 6, 7 and 8

Item 6.
The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) FS 554-46-40 - 03 such termination or cancellat. n to be effective as of the time this bond becomes effective.

By:	/s/ Frank J. Scheckton, Jr.
(Authorized Representative)

GREATAMERICAN INSURANCE GROUP Administrative Offices 580 Walnut Street Cincinnati, Ohio 45202 Tel: 1-513-369-5000	INSURED COPY 559-46-40 - 04

RIDER NO. 9

JOINT INSURED LIST

To be attached to and form part of Bond No. 559-46-40 - 05 In favor of iShares Trust & iShares, Inc.

It is agreed that:

1.	At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

iShares MSCI Emerging Markets Small Cap Index Fund, Inc.
iShares MSCI Russia Capped Index Fund, Inc.

2.	This rider shall become effective as of 12:01 a.m. on 05/26/2010 standard time.

By:	/s/ Frank J. Scheckton, Jr.
(Authorized Representative)